LL.

SI

17008739

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2017
Washington DC
414

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SEC FILE NUMBER
8-67157

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Plus Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas, 50th Floor
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Merzer 212-956-2221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

465 South Street, Suite 200	Morristown	NJ	07960
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stuart Merzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Plus Securities LLC, as of February 23, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Esperanza Coffie
ESPERANZA COFFIE
Notary Public, State of New York
No. 01CO6211394
Qualified in Queens County
Commission Expires September 14, 2017
Notary Public

Signature
President and CCO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLUS SECURITIES LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES
(WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM THEREON)

DECEMBER 31, 2016

PLUS SECURITIES LLC

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Plus Securities LLC

We have audited the accompanying statement of financial condition of Plus Securities LLC (the "Company"), as of December 31, 2016, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Plus Securities LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession of Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

February 23, 2017

PLUS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS		
Cash	$	1,017,785
Placement fees receivable		4,460
Prepaid expenses		330
	$	1,022,575
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	28,614
Registered representative compensation & payroll taxes payable		4,460
Total liabilities		33,074
Member's equity		989,501
	$	1,022,575

See accompanying notes to financial statements.

PLUS SECURITIES LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2016

Revenues, placement fee income	$	626,785
Expenses		
Registered representative compensation and benefits		326,785
Professional fees		90,733
Regulatory fees and expenses		16,658
Other expenses		2,061
		436,237
Net income	$	190,548

See accompanying notes to financial statements.

PLUS SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2016		
Balance, beginning of year	$	798,953
Net income		190,548
Balance, end of year	$	989,501

See accompanying notes to financial statements.

PLUS SECURITIES LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2016

Cash flows from operating activities		
Net income	$	190,548
Adjustments to reconcile net income to net cash provided by operating activities and net increase in cash:		
Increase (decrease) in cash attributable to changes in operating assets and liabilities:		
Placement fees receivable		(3,310)
Prepaid expenses		1,379
Accounts payable and accrued expenses		(32,659)
Registered representative compensation & payroll taxes payable		3,310
Net cash provided by operating activities and net increase in cash		159,268
Cash, beginning of year		858,517
Cash, end of year	$	1,017,785

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

Plus Securities LLC (the "Company"), a wholly-owned subsidiary of Paulson Management II L.P. ("Paulson"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's principal operation is to act as a placement agent of the interests in affiliated private investment funds ("Funds"). The Funds' interests are sold in private placements to qualified accredited investors. The Company does not solicit or sell directly to retail investors and does not hold or have custody of customer funds or securities.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management for issuance on February 23, 2017. Subsequent events have been evaluated through this date.

Revenue Recognition from Placement Business

The Company solicits prospective investors to the Funds who are managed by various investment management entities, each of which is related through common control. The investment management entities compensate the Company with placement fees for the successful solicitation of investors. The Company records the revenues when earned, in accordance with the terms of the underlying agreements. For the year ended December 31, 2016, these placement fees amounted to $626,785.

Income Taxes

The Company is a limited liability company, and treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Generally, the Company is no longer subject to U.S. federal and state income tax audits for all periods before 2013.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net capital requirement

The Company is a member of FINRA, and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company's net capital was approximately $985,000, which was approximately $980,000 in excess of its minimum requirement of $5,000.

3. Concentrations of credit risk

For the year ended December 31, 2016, 100% of placement fee income was earned from seven companies related through common control.

The Company maintains its cash balances in one financial institution which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institution and does not anticipate any losses from this counterparty.

4. Related party transactions

Pursuant to the Amended and Restated Lease and Shared Service Agreement (the "Agreement"), Paulson & Co. Inc., an entity related through common control, provides office space along with certain fixed assets to the Company. All costs incurred by Paulson & Co. Inc. for the maintenance and occupancy of the space provided are the responsibility of Paulson & Co. Inc. and the Company has no duty or obligation to pay, repay or reimburse Paulson & Co. Inc. for any of these expenses.

The Company compensates its registered representatives for the successful placement of Fund interests at a rate of 20 basis points of the placement amount. Registered representative compensation may be paid by Paulson & Co. Inc. and allocated to the Company in accordance with the Agreement. For the year ended December 31, 2016, total registered representative compensation paid by Paulson & Co. Inc. and allocated to the Company was $323,475. As of December 31, 2016, accrued compensation payable was $4,460, which was paid by Paulson & Co. Inc.

Pursuant to the Supplemental Placement Agreement, the Company earns placement fee revenue from related party investment management entities for the offering and placement of interests in the Funds managed by these entities. For the year ended December 31, 2016, the Company earned total placement fee income from these entities of $626,785, of which $4,460 was a receivable at December 31, 2016.

For the year ended December 31, 2016, placement fee revenue earned from the investment management entities for the successful placement of Fund interests was offset with the corresponding registered representative compensation owed to Paulson & Co. Inc. in lieu of a cash transfer or settlement. A quarterly fee of $75,000 paid to the Company for acting as placement agent is settled in cash, which is included in the amount above.

5. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Member's equity

On January 1, 2016, the Company became a wholly-owned subsidiary of Paulson Management II L.P. when ownership was transferred from Paulson Holdings LLC.

PLUS SECURITIES LLC

SUPPLEMENTARY INFORMATION

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2016

Member's equity		$ 989,501
Less non-allowable assets		
Receivables from related parties		4,460
Prepaid expenses		330
		4,790
Net capital		$ 984,711
Aggregate indebtedness		$ 33,074
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 2,205
Minimum net capital required (under SEC Rule 15c3-1)		$ 5,000
Excess net capital ($984,711 - $5,000)		$ 979,711
Percentage of aggregate indebtedness to net capital	$ 33,074 / $ 984,711	3.4%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2016.

See report of independent registered public accounting firm.

PLUS SECURITIES LLC

SUPPLEMENTARY INFORMATION

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2016

The Company is exempt from the Securities and Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers." As the Company does not handle customer cash or securities, it does not have any Possession and Control requirements with respect to SEC Rule 15c3-3.

withum
AJDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Plus Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Plus Securities LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

February 23, 2017

WithumSmith+Brown, PC 465 South Street, Suite 200, Morristown, New Jersey 07960-6497 T (973) 898 9494 F (973) 898 0686 withum.com

PLUS SECURITIES LLC

SUPPLEMENTARY INFORMATION
RULE 15c3-3 EXEMPTION REPORT

The "Company" is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i);

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Plus Securities LLC

I, Stuart Merzer, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Stuart Merzer
President
February 23, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Plus Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2016, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and workings papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting any differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified party listed above and is not intended to be and should not be used by anyone other than this specified party.

WithumSmith+Brown, PC

February 23, 2017

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1 Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8******558**ALL FOR AADC 100
67157 FINRA DEC
PLUS SECURITIES LLC
ATTN: STUART MERZER 1251 AVE OF THE AMERICAS 50TH FLR
NEW YORK NY 10020

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)	$ 1566.96
B.	Less payment made with SIPC-6 filed (exclude interest) ____ Date Paid	(594.71)
C.	Less prior overpayment applied	(134.00)
D.	Assessment balance due or (overpayment)	838.25
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 838.25

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ 838.25

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Plus Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 23 day of January, 20 17

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 626,785
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	Ø
(2) Revenues from commodity transactions	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	Ø
2d. SIPC Net Operating Revenues	$ 626,785
2e. General Assessment @ .0025	$ 1,566.96

(to page 1, line 2.A.)